Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:            PDC Energy, Inc. Registration Statement on Form S-4 filed November 20, 2012, (File No. 333-185047) and Form 10-K for Fiscal Year ended December 31, 2011 filed March 1, 2012 (File No. 000-07246)

Dear Ms. Parker:

Set forth below are responses of PDC Energy, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated December 10, 2012 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”).

Set forth below are the Staff's December 10, 2012 comments, followed by responses on behalf of the Company.

Form 10-K for Fiscal Year Ended December 31, 2011

Critical Accounting Policies and Estimates

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted cash flow from operations, page 48

1.
Comment. We note you define adjusted cash flow from operations as the cash flow earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. We also note the adjustment on your reconciliation is for changes in current assets and liabilities from your cash flow statement. The total change in current assets and liabilities includes several line items not related to accounts receivable and accounts payable. Please clarify why it is appropriate to use this subtotal from your cash flow statement as an adjustment for you non-GAAP measure and expand your disclosures to provide further clarification of these adjustments as necessary.

Anne Nguyen Parker
December 26, 2012

Response. The Company has considered the Staff's comment regarding the definition of adjusted cash flow from operations and concluded that the definition should be clarified. Additionally, the Company agrees that a discussion of the relevance of this subtotal would be beneficial. In future filings with the SEC, the Company will revise its discussion of adjusted cash flow from operations substantially as follows (underlined text indicates revisions to the language included in the 10-K):

Adjusted cash flow from operations. We define adjusted cash flow from operations as the cash flow earned or incurred from operating activities without regard to changes in operating assets and liabilities. We believe it is important to consider adjusted cash flow from operations, as well as cash flow from operations, as we believe it often provides more transparency into what drives the changes in our operating trends, such as production, prices, operating costs and related operational factors, without regard to whether the related asset or liability was received or paid during the same period. We also use this measure because the timing of cash received from our assets, cash paid to obtain an asset or payment of our obligations has been only a timing issue from one period to the next as we have not had accounts receivable collection problems, nor been unable to purchase assets or pay our obligations. See the Consolidated Statements of Cash Flows in this report.

2.
Comment. The disclosures relating to Adjusted EBITDA state management uses this non-GAAP financial measure to analyze the ability to fund capital expenditures and service debt. Based on this discussion, Adjusted EBITDA is a measure of your liquidity and not financial performance. If true, please revise your reconciliation on page 49 to reconcile Adjusted EBITDA to its most directly comparable financial measure calculated in accordance with GAAP, as required by Item 10(e) of Regulation S-K.

Response. The Company has considered the Staff's comment regarding management's use of Adjusted EBITDA, a non-GAAP financial measure, and has determined that the Company will clarify that management uses Adjusted EBITDA as both a measure of its operational and financial performance, as well as its liquidity. Further, this metric is used by our management, investors, commercial banks, research analysts and others to analyze various aspects of Company results. As such, we believe that both net income (loss) and cash flows from operations are comparable GAAP measures. In future filings with the SEC, the Company will revise its disclosure relating to Adjusted EBITDA substantially as follows (underlined text indicates revisions to the language included in the 10-K):

Adjusted EBITDA. We define adjusted EBITDA as net income (loss) plus unrealized derivative losses, interest expense, net of interest income, income taxes, impairment of natural gas and crude oil properties and depreciation, depletion and amortization for the period minus unrealized derivative gains. Adjusted EBITDA is not a measure of financial performance or liquidity under U.S. GAAP and should be considered in addition to, not as a substitute for, net income (loss), nor as an indicator of cash flows reported in accordance with U.S. GAAP. Adjusted EBITDA includes certain non-cash costs incurred by the Company and does not take into account changes in operating assets and liabilities. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting

Anne Nguyen Parker
December 26, 2012

its usefulness as a comparative measure. We believe adjusted EBITDA is relevant because it is a measure of our operational and financial performance, as well as a measure of our liquidity, and is used by our management, investors, commercial banks, research analysts and others to analyze such things as:

▪	our operating performance and return on capital as compared to our peers;

▪	the financial performance of our assets and our valuation without regard to financing methods, capital structure or historical cost basis;

▪	our ability to generate sufficient cash to service our debt obligations; and

▪	the viability of acquisition opportunities and capital expenditure projects, including the related rate of return.

In addition to a reconciliation of Adjusted EBITDA to net income (loss), in future filing the Company will include a tabular reconciliation of Adjusted EBITDA to Cash Flows from Operations substantially as shown in the attached Appendix A.

Note 9 - Asset Retirement Obligation, page 82

3.
Comment. We note you revised your asset retirement obligations by approximately $8.9 million or 31.7% of the beginning of the year balance. Please expand your disclosures to address the nature of this revision and the events that occurred during the 2011 fiscal year that led to the recognition of this revision.

Response. The Company has considered the Staff's comment regarding expanding disclosures to address the nature of the significant revision to the asset retirement obligations (“ARO”) balance and concluded that, in future filings with the SEC, the Company should revise its discussion of the increase to the ARO for 2011 related to revisions in estimated cash flows substantially as follows (underlined text indicates additions to the language included in the 10-K):

The revisions in estimated cash flows during 2011 were due to changes in estimates of costs for materials and services related to the plugging and abandonment of wells in the two fields where we currently operate the majority of our properties. These cost increases related mostly to the costs of cement and construction materials and third-party and internal support services on a per well basis.

To the extent it is appropriate for years subsequent to 2011, the Company will more fully explain the causes for significant revisions in the ARO liability reconciliation.

Supplemental Information - Unaudited

Natural Gas and Crude Oil Information - Unaudited

Net Proved Reserves

2011 Activity, page 98

Anne Nguyen Parker
December 26, 2012

4.
Comment. Your current disclosure is not clear regarding the total amount of proved undeveloped (“PUD”) reserves that have been converted into proved developed reserves. Specifically, your tabular presentation reflects 43,597 MMcfe transferred from undeveloped reserves to developed in 2011. Your “2011 Activity” disclosure states approximately 125 Bcfe was transferred from PUDs to proved developed as a result of your determination that costs related to a refracture had become less significant as compared to the costs of drilling a new well. Please clarify how these two amounts can be reconciled and revise your disclosure to clearly state the amount of PUDS converted to proved developed in 2011. In addition, in your response, please provide us with further detail explaining why the less significant refracturing costs led to a conversion of PUDs in the 2011 fiscal year. Your response should address what occurred in 2011 to support the timing of this conversion.

Response. The Company has considered the Staff's comment regarding the 43,597 MMcfe shown in the tabular presentation preceding the “2011 Activity” presentation and the 125 Bcfe that was transferred from proved undeveloped (“PUD”) to proved developed as noted in the 2011 Activity presentation. The 43,597 MMcfe represents only PUD reserves that were converted in 2011 into proved developed reserves through the drilling process. The 125 Bcfe transferred from PUDs to proved developed, which represents a reclassification from undeveloped to developed, is shown in the tabular presentation in the “Revision of previous estimates” line item as a deduction in the “Undeveloped” column and an addition in the “Developed” column. In order to make this clearer in all future filings, we will rename the line item currently labeled “Undeveloped reserves transferred to developed” to “ Undeveloped reserves converted to developed” to more clearly reflect the reserves presented in this line item.

Additionally, the fourth sentence in the 2011 Activity presentation (“In addition, approximately 125 Bcfe…with drilling a new well”) will be replaced with substantially the following disclosure:

In addition, the “Revisions of previous estimates” line item includes a deduction in the “Undeveloped” column and an increase in the “Developed” column of approximately 125 Bcfe. These reserves were transferred from proved undeveloped to proved developed as a result of the Company's determination that costs related to a refracture became less significant as compared to costs associated with drilling a new well.

With respect to the transfer of the 125 Bcfe of PUD reserves, the relevant cost determination was made in conjunction with the completion of our year-end reserve report. During preparation of our annual reserve report in the fall of 2011, management concluded that the reserves in the Wattenberg Field related to Codell refracture projects should be reclassified from PUDs to proved developed not producing (“PDNP”). This decision to reflect this change in our annual reserve report for December 31, 2011 was made based on significant new information relating to the cost of these projects becoming available in 2011. This decision was based on the following facts:

▪
The Company gained considerable experience by executing an increased number of these projects in 2011, resulting in greater efficiencies and more precise estimates when projecting the average cost for developing these reserves. In 2011, projects

Anne Nguyen Parker
December 26, 2012

for 190 zones were finished, all within existing well bores as compared to 46 and 37 zones in 2010 and 2009, respectively, thus providing the Company with significant additional information on average cost and increased production;

▪
Management estimates the future costs for a Codell refracture project on average to be approximately between $190,000 and $234,000 based on recent projects and has reflected that amount in the annual reserve report as of December 31, 2011 for future projects to be executed;

▪	The average cost to drill and complete a vertical developmental well in the Wattenberg Field within the aforementioned formations is currently approximately $750,000;

▪
The average cost of a refracture project of $190,000 to $234,000 represents 25% to 31%, respectively, of the $750,000 average cost to drill and complete a vertical developmental well in the Wattenberg Field. Our management believes that 25% to 31% is not major compared to the cost of a new well;

▪
The reserves associated with the Codell refracture projects in the Wattenberg Field are related to existing wells with existing equipment and operating methods and the costs to finish these projects is not major compared to the costs of a new well; and

▪
The Company's Independent Petroleum Engineers agreed with management's decision to reclassify these projects to PDNP in the Company's reserve reports and believes that such classification is consistent with proper reserve classification, industry standards and our peers operating in the Wattenberg Field.

5.
Comment. We also note that based on economic conditions at December 31, 2011, you are reasonably certain you will develop the balance of your proved undeveloped reserves within five years. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please be more specific in your disclosure and tell us if there are any locations scheduled for development beyond five years from initially being recorded, and if so, the PUD reserves attributed to them.

Response. The Company has considered the Staff's comment regarding our development of our proved undeveloped reserves (PUDs) within five years and conducted a review of our reserves and related development plan. As a result of this review, we inform the Staff that, of the total PUDs included in our reported reserves, a total of 6 Bcfe from fields within our non-core resource plays, or 1.1% of our total PUDs and 0.6% of our total proved reserves, were scheduled for development beyond five years from the date that these reserves were initially recorded. These PUDs remain undrilled because other reserves drilled over the years took priority. Nevertheless, these reserves are included in our 2011 five-year development plan and we intend to drill them. We view these percentages as immaterial for disclosure under Rule 1203 of Regulation S-K.
In accordance with Rule 4-10(a)(31)(ii) of Regulation S-X we have a development plan to drill all wells classified as proved undeveloped within five years of the date such reserves were initially recorded, except as described in the preceding paragraph. In order to be more specific in our disclosure, we intend to include the following statement in future filings with the SEC in our discussion of future development plans to meet the disclosure requirement of the above noted rule:

Anne Nguyen Parker
December 26, 2012

Based upon the economic conditions on December 31, 20XX, our approved development plan provided for the development of our remaining PUD reserves within five years of the date such reserves were initially recorded.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves, page 100

6.
Comment. Please expand your disclosures here or otherwise make reference to disclosures located elsewhere in the footnotes to describe the nature and reason for the significant changes in the standardized measure during fiscal year 2011 relating to (1) extensions, discoveries and improved recovery, less related costs and (2) changes in estimated income taxes.

Response. The Company has considered the Staff's comment regarding the nature and reason for significant changes in the standardized measure during 2011 and concluded that, in future filings with the SEC, the Company should revise its discussion of (1) extensions, discoveries and improved recovery, less related costs and (2) changes in estimated income taxes substantially as follows (underlined text indicates additions to the language included in the 10-K):

(1) Extensions, discoveries and improved recovery, less related costs, were 427% higher at December 31, 2011 as compared to December 31, 2010. At December 31, 2010, extensions, discoveries and other additions were 109,964 MMcfe, 83.3% of which was gas and 16.7% of which was liquids. At December 31, 2011, extensions, discoveries and other additions had increased to 313,039 MMcfe, a 185% increase, 56.4% of which was gas and 43.6% was liquids. This change was a result of our shifting of focus from gas-rich projects to liquid-rich projects. In 2011, we focused primarily on the liquids-rich Wattenberg Field in northern Colorado, where we drilled 17 horizontal Niobrara wells and 80 vertical wells, completed 190 zones and participated in 48 non-operated drilling projects. 2011 was the first year that horizontal Niobrara PUDs were included in our year-end reserves. All of these projects are liquid-rich and, with the exception of the vertical wells and refractures, these reserves were not recognized at December 31, 2010. As a result, approximately two-thirds of the 427% increase is related to additional volumes included in our reserve report in 2011 over those included in 2010 and one-third of the increase is related to the per Mcfe value increase of those additional volume of reserves.

(2) The change in estimated income taxes is the direct result of the significant increase in discounted future net cash flows as the projected deferred tax rate remained relatively unchanged at approximately 38.1% and there were no changes in the assumptions as to the tax deductibility of beginning unamortized capital or future development capital.

To the extent it is appropriate for years subsequent to 2011, the Company will more fully explain the nature and reason for significant changes in standardized measures.

Anne Nguyen Parker
December 26, 2012

In connection with responding to the SEC's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *              *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 831-3930. Thank you in advance for your assistance.

Sincerely,

/s/ Gysle R. Shellum
Gysle R. Shellum
Chief Financial Officer

Appendix A
	Year Ended December 31,
	2,011	2,010	2,009
	(in millions)

Reconciliation of Adjusted EBITDA to Operating Cash Flows:
Adjusted EBITDA	$188,267	$149,487	$167,873
Interest expense, net	(36,938)	(33,251)	(36,954)
Current income taxes	3,344	712	28,759
Accretion of asset retirement obligation	1,897	1,423	1,368
Stock-based compensation	7,470	5,021	5,935
Amortization of debt discount and issuance costs	6,265	4,618	5,302
Discontinued operations	(3,848)	29	(1,207)
Other	(232)	4,218	(862)
Changes in current assets and liabilities	609	19,556	(26,319)

Net cash provided by operating activities	$166,834	$151,813	$143,895